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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934


                        ELRON ELECTRONIC INDUSTRIES LTD.
                            (Name of Subject Company)



                        ELRON ELECTRONIC INDUSTRIES LTD.
                       (Name of Persons Filing Statement)

       Ordinary Shares, nominal value 0.003 New Israeli Shekels per share
                         (Title of Class of Securities)

                                    290160100

                      (CUSIP Number of Class of Securities)

                               Paul Weinberg, Adv.
                      General Counsel & Corporate Secretary
                        Elron Electronic Industries Ltd.
              3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel

                                (972-3) 607-5555

                                 With a copy to:

                               Richard H. Gilden.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                Tel: 212-715-9486

    (Names, addresses and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




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Item 1.  Subject Company Information

         The name of the subject company is Elron Electronic Industries Ltd., a company organized and existing under the laws of Israel (the "Company"), and the address of the principal executive offices of the Company is 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv 67023, Israel and its telephone number at this address is 972-3-607-5555.

         The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is the ordinary shares, par value NIS 0.003 per share, of the Company. As of July 13, 2004, there were 29,225,345 ordinary shares outstanding of the Company.

Item 2.  Identity and Background of Filing Person

         The filing person is the subject company.

         This Statement relates to the cash tender offer by Discount Investment Corporation Ltd., a corporation organized and existing under the laws of Israel (the "Purchaser"), offering to purchase 2,203,425 of the outstanding ordinary shares of the Company at a price of US $15.00 per share, net to the seller (subject to withholding taxes, as applicable) in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2004, and the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). The address of the principal executive offices of Purchaser is 3 Azrieli Center, Triangle Building, 44th Floor, Tel Aviv 67023, Israel.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

         The Company has relationships with the Purchaser and its affiliates, officers and directors, and some of the affiliates, officers and directors of the Company have relationships with the Company, the Purchaser and their respective affiliates, officers and directors, that present them with potential conflicts of interest in connection with the Offer. These arrangements are described below.

         As a result of the Purchaser's beneficial ownership of approximately 38.5% of the Company's issued and outstanding shares and the Purchaser's significant influence over the election of the Company's directors, the Purchaser may be deemed to exert substantial influence over the Company.

         The following directors, officers or employees of the Company also serve as directors or officers of the Purchaser or have other affiliations with the Purchaser, and constitute four of the Company's 11 member board of directors. Accordingly, they may have an interest that the Offer succeeds.

     o Mr. Ami Erel, the Company's Chairman, is the Purchaser's President and Chief Executive Officer. He currently holds options to purchase 116,154 ordinary shares of the Company, of which options to purchase 96,820 shares are currently






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          exercisable or will become exercisable within 60 days of the date of the Offer, at exercise prices that range between $8.34 and $18.76 per share. Mr. Erel is also entitled to acquire a portion of the securities acquired by the Company in certain of the Company's group companies.

     o Mr. Oren Lieder, a director of the Company, is Chief Financial Officer of the Purchaser.

     o Mr. Avi Fischer, a director of the Company, is a member of the Purchaser's board of directors. He also serves as Deputy Chairman of IDB Development Corporation Ltd. ("IDBD"), the Purchaser's parent company, and as Deputy Chief Executive Officer of IDB Holding Corporation Ltd. ("IDBH"), IDBD's controlling shareholder.

     o Mr. Dori Manor, a director of the Company, is a member of the Purchaser's board of directors. He is also a member of the boards of directors of IDBD and IDBH. Mr. Manor is the son of Ruth and Isaac Manor, who are affiliated with IDBH and the Purchaser.

     o Mr. Assaf Topaz, a Director of Business Development at the Company, is the husband of Michal Topaz, who is the daughter of Isaac and Ruth Manor (who are affiliated with IDBH and the Purchaser), and the sister of Mr. Dori Manor (a member of the Company's board of directors).

          The Clal Insurance Group, comprising of Clal Insurance Enterprises Holdings Ltd. ("Clal Insurance") and its subsidiaries, holds 639,493 shares as of July 11, 2004, representing approximately 2.2% of the Company's outstanding shares. Clal Insurance is a majority owned subsidiary of IDBD.

Related Party Transactions

         The following is a brief description of the companies in which both the Company or its affiliates and the Purchaser have or had, in the past two years, an equity interest. Consequently, in the past two years the Company has entered, and may in the future enter, into transactions with such companies that involve the Purchaser, as a co-investor or otherwise.

     o Given Imaging Ltd. Given Imaging Ltd. ("Given") is an Israeli company engaged in the development and commercialization of a unique system for the diagnosis of gastrointestinal disorders and diseases, based on an ingested capsule containing a miniature video camera, whose shares are traded on the Nasdaq National Market and on the Tel Aviv Stock Exchange ("TASE"). The Purchaser, the Company and RDC Rafael Development Corporation Ltd. ("RDC) currently hold approximately 12.7%, 9.9% and 10.0% interest in Given, respectively. RDC is a subsidiary of DEP Technology Holdings Ltd. ("DEP"), a wholly owned subsidiary of the Company.

          In September 2003, the Purchaser and the Company entered into a Voting Agreement, pursuant to which, among other things, each party agreed to vote





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          its respective ordinary shares of Given at all meetings of shareholders of Given as shall be mutually agreed between the Purchaser and the Company. With regard to the election of directors, the Purchaser agreed to vote all of the Given shares held by the Purchaser in favor of any nominees to the board of directors of Given proposed by the Company. The initial term of the Voting Agreement expires on the first anniversary thereof and renews automatically for additional one year periods, unless terminated by either party by written notice delivered to the other party at least 30 days prior to the end of the initial period or any subsequent period, as applicable, or unless earlier terminated in writing by all parties thereto. In any event, the Voting Agreement terminates when either party ceases to hold Given shares.

     o NetVision Ltd. NetVision Ltd. ("NetVision"), a private company incorporated in Israel, is one of Israel's largest Internet service providers. The Purchaser and the Company currently each hold 50.0% of the voting power and approximately 45.7% of the equity interest in NetVision.

          The Purchaser acquired its direct interest in NetVision in mid March 2004 from Tevel Israel International Communications Ltd., a former affiliate of the Purchaser. Concurrently with this acquisition, the Purchaser assumed the rights and obligations of Tevel, including rights of first refusal and tag-along rights, under a shareholders agreement relating to NetVision, to which the Company and Tevel were parties at the time. The Purchaser also assumed the obligations of Tevel under comfort letters previously issued jointly by the Company and Tevel to NetVision's lending banks. In late March 2004, the Purchaser and the Company each extended a $2.0 million loan to NetVision. In June 2004, the Purchaser and the Company jointly issued new comfort letters to NetVision's lending banks with respect to bank credits received by NetVision from the lending banks. On July 14, 2004, the Purchaser and the Company each extended an additional $1.9 million loan to NetVision on substantially the same terms as the previous loans.

     o Galil Medical Ltd. Galil Medical Ltd. ("Galil"), a private company incorporated in Israel, is a provider of minimally invasive temperature-based therapies for treatment of both benign and malignant diseases of the prostate and other urological diseases such as kidney tumors. The Purchaser, the Company and RDC currently hold approximately 22.0%, 20.2% and 38.9% interest in Galil, respectively.

          From July 2002 to July 2003, certain shareholders of Galil, including the Purchaser, the Company and RDC, invested in notes, convertible into preferred shares of Galil, in accordance with the terms of a Note Purchase Agreement dated May 15, 2002 and various addenda thereto. The Purchaser, the Company and RDC invested approximately $3.7 million, $3.3 million and $3.9 million, respectively, in this transaction. In September and December 2003, certain shareholders of Galil, including the Purchaser, the Company and RDC, granted convertible loans to Galil. As part of these loans, the Purchaser, the Company and RDC advanced to Galil approximately $0.7 million, $0.7 million and $1.3




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          million, respectively. In late January 2004, Galil, with the consent of its shareholders, including the Purchaser, the Company and RDC, restructured its share capital by, among other things, converting all outstanding preferred shares and convertible notes into ordinary shares. In April 2004, the Purchaser, the Company and RDC granted loans to Galil in the amounts of approximately $1.4 million, $1.4 million and $0.8 million, respectively, coupled with warrants exercisable into Galil shares. A portion of the loans granted by the Purchaser, the Company and RDC to Galil in April 2004 were used by Galil to repay the shareholders' loans extended to Galil in December 2003, including loans of approximately $0.4 million, $0.4 million and $0.8 million extended by the Purchaser, the Company and RDC, respectively.

     o K.I.T. eLearning B.V. K.I.T. eLearning B.V. ("KIT"), a private company incorporated in the Netherlands, is a provider of online academic programs.

          In July 2003, the Purchaser and the Company (which then had a 28% interest in KIT) invested $2.0 million and $3.5 million, respectively, in KIT, following which the Purchaser and the Company held approximately a 27% and 45% interest in KIT, respectively. In March 2004, the Purchaser, the Company and Kidum IT Ltd., a private Israeli company, which held an approximately 28% interest in KIT, sold all of KIT's outstanding shares to a subsidiary of Laureate Education, Inc. (Nasdaq: LAUR)(formerly Sylvan Learning Systems, Inc.) in consideration for an aggregate of $9.4 million in cash and an additional future contingent payment of up to $10.0 million based on future earnings of KIT in 2006 and 2007.

     o Avantry Ltd. Avantry Ltd. ("Avantry"), formerly named Witcom Ltd., is a private company incorporated in Israel engaged in the development of optical access broadband wireless communications solutions. The Purchaser, the Company and RDC currently hold approximately 5.7%, 2.8% and 7.9% interest in Avantry, respectively.

          In December 2003, Avantry, then named Witcom, in which the Purchaser, the Company and RDC held at the time approximately 8.4%, 4.2% and 11.7% interest, respectively, entered into an Agreement and Plan of Merger with RadioTel Ltd., whereby RadioTel merged with and into Witcom and, in consideration, RadioTel's shareholders received shares of Avantry. In June 2004, certain shareholders of Avantry, including the Purchaser, the Company and RDC, granted loans to Avantry. In this transaction, the Purchaser, the Company and RDC granted loans to Avantry in the amounts of approximately $89,000, $44,000 and $123,000, respectively.

     o 3DV Systems Ltd. 3DV Systems Ltd. ("3DV") is a private company incorporated in Israel engaged in the development of three dimensional image sensors chip sets that generate both color and depth information, for each object captured by the camera, in real time. 3DV's business is now focussed on applications in the medical field. Currently, the Company and RDC each hold an approximately 47.4% interest in 3DV.



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          In February 2004, the Company and RDC purchased approximately 47.4% of the outstanding share capital of 3DV, in which the Purchaser, the Company and RDC previously held approximately 3.6%, 1.8% and 46.0%, from the majority of the other shareholders of 3DV (including from the Purchaser) in consideration for an option to receive, upon the occurrence of certain events, up to 40% of the share capital of a new company to be established by 3DV for the purpose of developing and using certain technology separately from the other activities of 3DV.

          In March 2001, the Company's shareholders approved the grant to Mr. Erel of an option, pursuant to which, as long as Mr. Erel is the Chairman of the Company's board of directors he is entitled to acquire from the Company (1) up to 1.5% of any shares or other securities acquired in any of the Company's investments (directly or through DEP) in any new companies made or to be made by the Company after January 1, 2000 and (2) up to 0.75% of any shares or other securities acquired in any of the Company's investments (directly or through DEP) in private companies, held by the Company prior to January 1, 2000. The principal terms of the option granted to Mr. Erel are as follows:

     o the exercise price of the option is the weighted average price of the investments made by the Company in securities of any such company until the date of exercise of the option;

     o the option is exercisable for a period of three years commencing on the later of January 1, 2000 and the date on which the Company has made its last investment in the relevant company, provided that at the time of the exercise of the option Mr. Erel is a director or an employee of the Company and that the Company has not sold or otherwise transferred its securities in the relevant company; and

     o Mr. Erel is entitled to participate in any sale by the Company of securities which were or are subject to the option, by selling the same proportion of his securities along with the Company. The Company may require Mr. Erel to sell such securities together with a sale of securities by the Company. Sales by Mr. Erel of securities acquired upon exercise of the option that are not publicly traded require the Company's approval.

          In late May 2004, Mr. Erel exercised the option with respect to the Company's investments in Given, and acquired 21,751 Given shares at $2.27 per share. In late June 2004, Mr. Erel agreed to limit the option described above to securities of Galil and Wavion, Inc., a company in which the Company holds a 38% interest. Accordingly, Mr. Erel is currently entitled to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired by the Company in Galil.

          In December 1999, the Company's shareholders approved the grant to Mr. Erel of options to purchase up to 58,154 shares of the Company. The options were granted ratably over a period of three years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. The exercise price of the options granted in February 2000, 2001 and 2002 was $18.76, $18.76 and $13.01, respectively. In March 2001, the Company's shareholders approved the grant to





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Mr. Erel of options to purchase up to 58,000 shares of the Company. The options were granted ratably over a period of three years commencing June 2001 and are exercisable for a period of three years commencing two years after the date of the grant. The exercise price of the options granted in June 2001, 2002 and 2003 was $19.05, $8.34 and $8.44, respectively.

         In April 2004, the Company's shareholders approved and ratified the grant of compensation to all of the Company's directors (including those directors who are also the Purchaser's directors or officers) for the fiscal year 2004, according to the maximum amount permitted to companies such as the Company pursuant to the Israeli Companies Law and the regulations promulgated thereunder. Such compensation was, as of May 31, 2004, in the amount of NIS 46,170 (approximately $10,000) as an annual fee per director and NIS 1,775 (approximately $390) per director for participation in each meeting of the board of directors or any committee thereof, in addition to reimbursement of expenses.

         In February 2003, the Company's shareholders approved and ratified the purchase of a directors' and officers' liability insurance policy for the Company's directors and officers. Consequently, the insurance policy covers Messrs. Erel, Fischer, Lieder and Manor, all of whom are the Purchaser's directors or officers, as applicable. The coverage under the policy was limited to $20 million per claim and in the aggregate during the policy period and the annual premium payable by the Company for the policy was approximately $1,075,000. In addition, the Company's shareholders authorized the Company to renew and/or extend the policy and purchase any other directors' and officers' liability insurance policy upon the expiration of the current policy; provided that (1) any such renewal, extension or purchase is for the benefit of the Company's previous and/or current and/or future directors and officers and on terms substantially similar to those of the current policy, and (2) the premium will not increase by more than 25% in any year, as compared to the previous year. In December 2003, the Company's shareholders approved the renewal of the policy for 2004 on substantially the same terms and conditions but with an annual premium of approximately $600,000.


Item 4. The Solicitation or Recommendation.

Under Section 329 of the Israeli Companies Law, the Company's board of directors may refrain from expressing an opinion on the advisability of the Offer if it cannot do so, as long as it provides the reasons for not providing an opinion. The Company's board of directors has decided to refrain from expressing such opinion for the following reasons:

         1. The Offer concerns a transaction between shareholders and DIC and the advisability of such an Offer depends upon individual circumstances and interests of each shareholder, the details of which are unknown to the board of directors, including tax and financial factors such as each shareholder's desire to sell its shares in the Company and the purpose of each shareholder's investment in the Company.





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         2. The Company operates in various high tech fields which are characterized by a high level of uncertainty and volatility in valuations, and therefore it is difficult to evaluate the Offer.

         3. The stock exchanges on which the Company's shares are traded, namely, Nasdaq and the TASE, are volatile capital markets, which were subject to large fluctuations during the past year. For example, the share price of the Company ranged during the period from the beginning of 2003 until July 2004 from $4.92 to $14.93 on Nasdaq and from NIS 24.48 to NIS 67.33 on the TASE.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

None.


Item 6. Interest in Securities of the Subject Company.

Except as set forth below, neither the Company nor any of its officers, directors, affiliates or subsidiaries have effected any transactions in shares of the Company during the past 60 days. One officer of the Company exercised an option to purchase ordinary shares, as follows:

-------------------------------------------------------------------------------------------
Date                    Quantity Purchased    Price Per Share          Total Cost
                                              (in U.S. Dollars)        (in U.S. Dollars
-------------------------------------------------------------------------------------------
June 20, 2004           9,000                 $6.84                    $61,560
-------------------------------------------------------------------------------------------


Item 7. Purposes of the Transaction and Plans or Proposals.
No negotiation is being undertaken or is underway by the Company in response to the Offer which relates to: (1) any tender offer for or other acquisition of the Company's securities; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. Except as described in Item 3 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7 above.

Item 8. Additional Information.
Not applicable.

Item 9. Exhibits.
(a)(1) The Company's press release dated July 28, 2004.
(e) None.
(g) None.





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     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 28, 2004       ELRON ELECTRONIC INDUSTRIES LTD.

                                   By:      /s/ Doron Birger
                                            -----------------------------------
                                   Name:    Doron Birger
                                   Title:   President & Chief Executive Officer